UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 159th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 6th, 2024

1.       DATE, TIME, AND VENUE: On February 6th, 2024, at 01:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala 5G, bairro Cidade Monções, city of São Paulo, State of São Paulo.

2.       CALL NOTICE AND ATTENDANCE: The call notice was held pursuant to the Bylaws. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Committee Member; Mr. Alfredo Arahuetes García, Committee Member. Also present at the meeting were the Chief Financial and Investors’ Relations Officer, Mr. David Melcon Sanchez-Friera; Chief Audit Officer, Mrs. Paula Bragança França Mansur; Internal Audit Officer, Mr. Daniel Tortosa Ilana; Accounting and Revenue Projection Officer, Mrs. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Carlos Cesar Mazur; the Secretary General and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the individuals referred to each of the subjects below, whose participations were restricted to the time of appraisal of their respective subjects. The representatives of PricewaterhouseCoopers Auditores Independentes, Mr. Bruno Maia, Mrs. Carolina Godoy and Mr. Ricardo Queiroz, and the representatives of Baker Tilly 4Partners Auditores Independentes Ltda. (“Baker”), Mr. Nelson Varandas and Mr. Fabio Torres, were also present.

3.       PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

4.       AGENDA AND RESOLUTIONS: After examining and discussing the matters on the Agenda, the present members of the Committee analyzed and unanimously resolved as follows:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 159th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 6th, 2024

4.1. Appraisal of the Company’s Financial Statements accompanied by the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended on December 31st, 2023. The Accounting and Revenue Projection Officer, Mrs. Jaqueline Nogueira de Almeida, together with the Company's Accountant, Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended December 31st, 2023, including the main events that occurred in the 4th quarter of 2023 and the results of the technical study of the Impairment of Net Assets and Deferred Tax Assets tests of the Company for the 2023 fiscal year. Subsequently, Mrs. Tatiana Cardoso Anicet, Investor Relations Specialist, presented the main aspects of the Annual Management Report. Mr. Nelson Varandas and Mr. Fabio Torres, Baker's representatives, and the independent auditors of the Company, informed on the audit work carried out within the context of the examination of the Financial Statements, as well as the main aspects of the Independent Auditors' Report, which will be issued with no provisions. It was also clarified that the Financial Statements were submitted, on the date hereof, to the Fiscal Council of the Company and will be submitted on February 7th, 2024, to the Company’s Board of Directors. The Committee members, having analyzed and discussed said information and heard the comments from the external auditors, unanimously stated their decision to issue a favorable opinion, with no provisions, to the Company’s Financial Statements and the Annual Management Report for the fiscal year ended in 12.31.2023, having decided to recommend to the Company’s Board of Directors the approval of said documents.

4.2. Appraisal of the Results Allocation Proposal for the fiscal year ended December 31st, 2023. The Financial Director, Mr. Rodrigo Rossi Monari, presented the Management Proposal for Allocation of the Net Profits of the fiscal year ended on 12.31.2023 (“Results Allocation Proposal”), submitted, on the date hereof, to the Fiscal Council. The Committee members, having analyzed said information, unanimously stated their decision to issue a favorable opinion, with no provisions, in relation to the Results Allocation Proposal, recommending the approval to the Company’s Board of Directors.

5.       CLOSING: There being no further matters to discuss, the Chairman of the Committee declared the end of the meeting and these minutes were drawn up. São Paulo, February 6th, 2024. Signatures: (sgd.) José Maria Del Rey Osorio - Chairman of the Committee; (sgd.) Alfredo Arahuetes García – Committee Member; (sgd.) Juan Carlos Ros Brugueras – Committee Member; and (sgd.) Nathalia Pereira Leite – Secretary of the Meeting.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 159th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 6th, 2024

I certify that the resolutions recorded herein are contained in the minutes of the 159th meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 6th, 2024, drawn up in the Company’s book.

_______________________________ Nathalia Pereira Leite Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 159th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 6th, 2024

OPINION BY THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities and in compliance with the provisions of Article 27, paragraph 1, item VIII of CVM Resolution No. 80, of March 29th, 2022, examined and analyzed the Company's Financial Statements, accompanied by the Independent Auditors' Report and the Annual Management Report, relating to the fiscal year ended on December 31st, 2023 ("2023 Annual Financial Statements”), as well as the Results Allocation Proposal for the fiscal year 2023 (“Results Allocation Proposal”) and, considering the information provided by the Management of Telefônica Brasil and by Baker Tilly 4Partners Auditores Independentes Ltda., the Company’s independent auditors, unanimously express a favorable opinion regarding the 2023 Financial Statements and the Results Destination Proposal, and recommend their approval by the Board of Directors of Telefônica Brasil and their submission to the Ordinary Shareholders’ Meeting, pursuant to Law No. 6,404, of December 15th, 1976.

São Paulo, February 7th, 2024.

José María Del Rey Osorio

Chairman of the Audit and Control Committee

Alfredo Arahuetes García

Member of the Audit and Control Committee

Juan Carlos Ros Brugueras

Member of the Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director